SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SIMON WORLDWIDE, INC.

(Name of Subject Company (Issuer))

OVERSEAS TOYS, L.P.

(Name of Filing Person (Offeror))

MULTI-ACCOUNTS, LLC
OA3, LLC
RONALD W. BURKLE

(Names of Filing Persons (Other Persons))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

828815100

(CUSIP Number of Class of Securities)

Robert P. Bermingham

The Yucaipa Companies

9130 West Sunset Boulevard

Los Angeles, California 90069

(310) 228-2894

(Name, address and telephone number of

person authorized to receive notices

and communications on behalf of filing persons)

Copy to:

Judith Kitano

Munger, Tolles & Olson LLP

355 South Grand Avenue, 35th Floor

Los Angeles, CA 90071

(213) 683-9100

CALCULATION OF FILING FEE

Transaction Valuation(1): $3,437,403	Amount of Filing Fee(2): $245.09

(1)

Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $0.27 (i.e., the tender offer price per share) and (ii) 12,731,123, which is the estimated difference between 50,671,879 shares of common stock, par value $0.01 per share, of Simon Worldwide, Inc. (the “Shares”) outstanding or issuable pursuant to stock options as of each of August 13, 2010 and November 12, 2010, and 37,940,756 Shares already beneficially owned by Overseas Toys, L.P.

(2)

The amount of the filing fee calculated in accordance with the Exchange Act, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 17, 2009.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$245.09
Filing Party:	Overseas Toys, L.P.; Multi-Accounts, LLC; OA3, LLC; and Ronald W. Burkle
Form or registration no.:	Schedule TO-T
Date Filed:	November 1, 2010

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Explanatory Notes

This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO on November 1, 2010 (the “Schedule TO”), by Overseas Toys, L.P., a Delaware limited partnership (“Overseas Toys”), Multi-Accounts, LLC, a California limited liability company (“Multi-Accounts”), OA3, LLC, a California limited liability company (“OA3”), and Ronald W. Burkle, an individual (“Burkle” and, together with Overseas Toys, Multi-Accounts and OA3, the “Overseas Toys Parties”).  The Schedule TO relates to the offer by Overseas Toys to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Simon Worldwide, Inc., a Delaware corporation (“Simon”), not owned by Overseas Toys, at a purchase price of $0.27 per Share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 1, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”).

All capitalized terms used in this Amendment No. 1 that are not otherwise defined herein have the meanings ascribed to them in the Offer to Purchase, as filed with the Schedule TO on November 1, 2010.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, 11 and 13

(1)  The second paragraph of the cover page to the Offer to Purchase is hereby replaced in its entirety with the following:

“There is no financing condition to this tender offer.  We are not requiring a minimum number of Shares to be tendered as a condition of this tender offer.  We have no current intention to complete a short-form merger immediately following the consummation of this tender offer, regardless of the number of Shares that are tendered for purchase in this tender offer.  We may terminate this tender offer if, among other things (a) this tender offer will not be consummated pursuant to its terms on or before December 31, 2010 due to any governmental action or applicable law, or due to any threatened or pending legal proceeding or investigation or (b) pursuant to applicable law or regulation, we are required to extend this tender offer to a date that is after December 31, 2010 (other than as a result of our own action or inaction).  This tender offer is also subject to certain other conditions described in ‘The Tender Offer — Section 12 — Conditions to the Offer.’ Overseas Toys currently owns approximately 75.0% of the outstanding Shares and may be deemed an affiliate of Simon.”

(2)  The question “What are the most important conditions to the tender offer?” and the immediately following two paragraphs under “Summary Term Sheet” in the Offer to Purchase are hereby replaced in their entirety with the following:

“What are the most important conditions to the tender offer?

“Our obligation to purchase Shares at the expiration of the tender offer is subject to satisfaction of, or if permitted, waiver of, several conditions. We may terminate this tender offer if, among other things, (a) this tender offer will not be consummated pursuant to its terms on or before December 31, 2010 due to any governmental action or applicable law, or due to any threatened or pending legal proceeding or investigation or (b) pursuant to applicable law or regulation, we are required to extend this tender offer to a date that is after December 31, 2010 (other than as a result of our own action or inaction).  The tender offer is subject to several other conditions. See ‘The Tender Offer—Section 12—Conditions to the Offer.’

“In the event that all of the conditions to the tender offer have not been satisfied or waived at the then scheduled expiration date of the tender offer, Overseas Toys may extend the expiration date of the tender offer in such increments as Overseas Toys may determine until the earliest to occur of (i) the satisfaction or waiver of such conditions and (ii) Overseas Toys’ determination that such conditions are not reasonably capable of being satisfied.”

(3)  The question “What does Simon’s board of directors think of the tender offer?” and the immediately following paragraph under “Summary Term Sheet” in the Offer to Purchase are hereby replaced in their entirety with the following:

“What does Simon’s board of directors think of the tender offer?

“We commenced the tender offer without obtaining the prior approval or recommendation of Simon’s board of directors or any special committee of Simon’s board of directors. As we commenced the tender offer promptly after we notified Simon’s board of directors of our intention to commence the tender offer, Simon’s board of directors had not had an opportunity to consider and evaluate our tender offer.  Although Simon’s board of directors and independent directors did review and approve the $0.27 per Share price reflected in our offer solely for purposes of determining Simon’s liquidation value pursuant to certain requirements set forth in Simon’s restated certificate of incorporation, Simon publicly announced in filings with the Securities and Exchange Commission that neither its board of directors nor its independent directors have approved or disapproved or made any recommendation (either for or against) to Simon’s stockholders with respect to accepting the offer we notified Simon that we anticipated making at such price.  Simon’s board of directors has formed a special committee consisting of independent directors to consider the merits of our tender offer.  On November 15, 2010, Simon filed with the Securities and Exchange Commission its Solicitation/Recommendation Statement on Schedule 14D-9 with respect to our tender offer stating, among other things, that the special committee is expressing no opinion to Simon’s stockholders and is remaining neutral with respect to our tender offer.  However, the consummation of the tender offer does not require the approval or recommendation of Simon’s board of directors or a special committee. See ‘Introduction’ and ‘Special Factors—Background.’”

(4)  The question “What is your position as to the fairness of the transaction?” and the immediately following paragraph under “Summary Term Sheet” in the Offer to Purchase are hereby replaced in their entirety with the following:

“What is your position as to the fairness of the transaction to Simon’s unaffiliated stockholders?

“We believe that the transaction is fair to Simon’s unaffiliated stockholders, based upon the factors set forth under ‘Special Factors—Position of the Overseas Toys Parties Regarding the Fairness of the Offer.’ Our belief as to the fairness of the transaction to unaffiliated stockholders of Simon should not be construed as a recommendation to you as to whether you should tender in the Offer. Neither we nor any of our affiliates, officers or representatives have made or hereby make any recommendation as to whether you should tender your Shares in this offer.”

(5)  The fourth, fifth and sixth paragraphs under “Introduction” in the Offer to Purchase are hereby replaced in their entirety with the following:

“We may terminate this Offer if, among other things, (a) this tender offer will not be consummated pursuant to its terms on or before December 31, 2010 due to any governmental action or applicable law, or due to any threatened or pending legal proceeding or investigation or (b) pursuant to applicable law or regulation, we are required to extend the Offer to a date that is after December 31, 2010 (other than as a result of our own action or inaction).  Each of the other conditions to the Offer may, to the extent permitted by applicable law, be amended or waived by us in our sole discretion and we reserve the right to terminate this Offer upon the failure of a condition described in ‘The Tender Offer—Section 12—Conditions to the Offer.’ There is no financing condition to this Offer.

“Each of the Overseas Toys Parties determined that the Offer is fair to Simon’s unaffiliated stockholders and approved the Offer.

“We commenced the Offer without obtaining the prior approval or recommendation of Simon’s board of directors or any special committee of Simon’s board of directors. As we commenced the Offer promptly after the Overseas Toys Parties notified Simon’s board of directors of our intention to commence the Offer, Simon’s board of directors had not had an opportunity to consider and evaluate our tender offer.  Although Simon’s board of directors and independent directors did review and approve the $0.27 per Share price reflected in the Offer solely for purposes of determining Simon’s liquidation value pursuant to certain requirements set forth in the Amended Charter and the Recapitalization Agreement (as defined below), Simon publicly announced in filings with the Securities and Exchange Commission (the “Commission”) that neither its board of directors nor its independent directors have approved or disapproved or made any recommendation (either for or against) to Simon’s stockholders with respect to accepting the Offer.  Simon’s board of directors has formed a special committee consisting of independent directors to consider the merits of the Offer.  On November 15, 2010, Simon filed with the Securities and Exchange Commission its Solicitation/Recommendation Statement on Schedule 14D-9 with respect to our tender offer stating, among other things, that the special committee is expressing no opinion to Simon’s stockholders and is remaining neutral with respect to our tender offer.  However, the consummation of the Offer does not require the approval or recommendation of Simon’s board of directors or a special committee. See ‘Special Factors—Background.’”

(6)  The eleventh paragraph under “Introduction” in the Offer to Purchase is hereby replaced in its entirety with the following:

“Except as otherwise set forth herein, the information concerning Simon contained in this Offer to Purchase, including, without limitation, financial information, has been obtained from Simon or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources.  We have no knowledge that any such information contains any misstatements or omissions, although we have not independently verified such information.”

(7)  The following is hereby added at the end of “Special Factors—Background—The Offer” in the Offer to Purchase:

“On November 9, 2010, at a meeting of the Board, the Special Committee updated the Board on the status of its response to the Offer, and the Board approved Simon’s quarterly report on Form 10-Q for the quarter ended September 30, 2010.

“On November 15, 2010, Simon filed with the Commission its Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto and as amended and/or supplemented from time to time, the “Schedule 14D-9”) stating, among other things, the following position of the Special Committee with respect to the Offer:

“The Special Committee is expressing no opinion to the Company’s stockholders and is remaining neutral with respect to the Offer. The Special Committee has not made a determination whether the Offer is fair to or in the best interests of the Company’s stockholders and is not making a recommendation regarding whether the Company’s stockholders should accept the Offer and tender their Shares, and, if so, how many Shares to tender, or reject the Offer and not tender their Shares.

“The Special Committee has determined that each stockholder’s decision whether to tender its Shares in the Offer or not and, if so, how many Shares to tender, is a personal investment decision based upon each individual stockholder’s particular circumstances. The Special Committee urges each stockholder to make its own decision regarding the Offer based on all available information, including the adequacy of the Offer Price in light of the stockholder’s own investment objectives, liquidity, short- and long-term capital needs and resources, the stockholder’s views as to the Company’s prospects and outlook, the factors considered by the Special Committee as described below and any other factors that the stockholder deems relevant to its investment decision. The Special Committee also urges each stockholder to consult with its financial and tax advisors regarding the Offer. The Special Committee notes that it observed that acceptance of the Offer would permit a stockholder to realize a premium to the trading price of the Shares prior to the announcement of the Offer, whereas a decision not to tender in the Offer would permit stockholders who believe the Shares have a greater intrinsic value to realize a greater long-term value if their view of the greater intrinsic value of the Shares is substantiated in the future. The Special Committee further notes that the Company does not currently have any ongoing operations and it currently has no plans to engage in any ongoing operations other than to seek a transaction with an operating company. Accordingly, unless the Company is able to consummate a transaction with an operating company, the Company’s assets will likely continue to dwindle as a result of the Company’s maintaining its administration structure, managing its cash assets and investments, seeking strategic business opportunities and meeting its obligations as a public company. The Company cannot provide any assurance that it will be able to consummate such a transaction on terms more favorable to stockholders than the Offer or at all.

“The Schedule 14D-9 was filed by Simon with the Commission on November 15, 2010, and is incorporated herein by reference.  All descriptions of the Schedule 14D-9 set forth herein are qualified in their entirety by reference to such Schedule 14D-9 as filed by Simon with the Commission.  Holders of Shares should read the Schedule 14D-9 (including all exhibits and annexes thereto) in its entirety.”

(8)  The first paragraph under “Special Factors—Position of the Overseas Toys Parties Regarding the Fairness of the Offer” of the Offer to Purchase is hereby replaced in its entirety with the following:

“The rules of the Commission require the Overseas Toys Parties, to express their belief as to the fairness of the transaction to Simon’s unaffiliated stockholders. The following discussion is intended to address this requirement. However, as stated above, the Overseas Toys Parties are not recommending that stockholders accept or decline this Offer. Instead, the Overseas Toys Parties desire for Simon to avoid mandatory liquidation to be triggered on December 31, 2010.”

(9)  The first paragraph under “Special Factors—Position of the Overseas Toys Parties Regarding the Fairness of the Offer—Factors Supportive of Our Fairness Determination” of the Offer to Purchase is hereby replaced in its entirety with the following:

“The Overseas Toys Parties believe that this Offer is fair to Simon’s unaffiliated stockholders. The Overseas Toys Parties base their belief on the following factors, each of which, in their judgment, supports their view as to the fairness of the Offer to Simon’s unaffiliated stockholders:”

(10)  The second paragraph under “Special Factors—Position of the Overseas Toys Parties Regarding the Fairness of the Offer—Factors Supportive of Our Fairness Determination” of the Offer to Purchase is hereby replaced in its entirety with the following:

“In addition, the Overseas Toys Parties believe that the Offer is procedurally fair to Simon’s unaffiliated stockholders, based on the following factors:”

(11)  The third bullet point under the second paragraph under “Special Factors—Position of the Overseas Toys Parties Regarding the Fairness of the Offer—Factors Supportive of Our Fairness Determination” of the Offer to Purchase is hereby replaced in its entirety with the following:

“The Offer is not subject to a condition that a majority of the Shares held by unaffiliated stockholders are tendered. While such a majority of the minority condition is typically viewed as promoting procedural fairness with respect to unaffiliated stockholders, the absence of a majority of the minority condition in this case both (i) allows any stockholder who desires liquidity at this time at the Offer price to obtain such liquidity without such opportunity being conditioned on the tendering of a majority of the Shares held by all unaffiliated stockholders, and (ii) allows stockholders who do not want Simon to be mandatorily liquidated and who do not want to sell their Shares to maintain their respective investments in Simon and their ability to sell such Shares in the market or otherwise, without increasing the risk that the Offer may not be consummated and that a mandatory liquidation may thus ensue.”

(12)  The last bullet point under the second paragraph under “Special Factors—Position of the Overseas Toys Parties Regarding the Fairness of the Offer—Factors Supportive of Our Fairness Determination” of the Offer to Purchase is hereby replaced in its entirety with the following:

“In deciding whether to tender, the unaffiliated stockholders have the opportunity to consider the statements of the Special Committee of the Independent Directors set forth in the Schedule 14D-9, as well as the reasons set forth therein for the Special Committee’s inability to take a position or make a recommendation with respect to the Offer.”

(13)  The last paragraph under “Special Factors—Position of the Overseas Toys Parties Regarding the Fairness of the Offer—Factors Supportive of Our Fairness Determination” of the Offer to Purchase, the text of which appears below, is hereby deleted.

“We expect that the Special Committee will consider the terms and conditions of the Offer. Within 10 business days after the commencement of the Offer, Simon is required to state its position, if any, on the Offer and the reasons for its position (or inability to take a position) on the Offer in a Schedule 14D-9 filed with the Commission and mailed to stockholders.”

(14)  The first paragraph under “Special Factors—Position of the Overseas Toys Parties Regarding the Fairness of the Offer—Factors Not Supportive of Our Fairness Determination” of the Offer to Purchase is hereby replaced in its entirety with the following:

“The Overseas Toys Parties also considered the following factors, each of which the Overseas Toys Parties considered negative in their considerations concerning the fairness of the Offer to Simon’s unaffiliated stockholders:”

(15)  The third bullet point under “Special Factors—Position of the Overseas Toys Parties Regarding the Fairness of the Offer—Factors Not Supportive of Our Fairness Determination” of the Offer to Purchase is hereby replaced in its entirety with the following:

“As reported in Note 2 to Simon’s Unaudited Condensed Consolidated Financial Statements set forth in the Most Recent 10-Q, Simon has federal net operating loss carryforwards (“NOLs”) of approximately $68.9 million and state NOLs of approximately $39.5 million that may, subject to applicable tax rules, be used to reduce certain income tax obligations in the future. These NOLs have no book carrying value currently, as GAAP requires Simon to take a valuation allowance against these deferred tax assets due to the unlikelihood that Simon will generate income sufficient to use these deferred assets given its lack of any operating business. If Simon were to acquire a profitable operating business in the future, however, it may be able to utilize all or a portion of these NOLs subject to applicable tax rules that might limit use of these NOLs against the acquired business’ income, depending upon the particular circumstances at the time and the structure of any such acquisition. These NOLs would likely have limited value, if any, in a liquidation of Simon as they would not generally be transferrable to a buyer. Accordingly, these NOLs are very difficult to value given the uncertainty that Simon will ever be able to obtain any value from them in the future. Although Overseas Toys’ determination of the Offer price was based solely on its calculation of Simon’s liquidation value, it did agree to increase the Offer price to $0.27 per Share from the initial proposed Offer price of $0.25 per Share set forth in the October 13th Letter in order to attribute some value to these NOLs, as well as to any other potential non-cash assets (such as the value of the public reporting entity) that do not appear on Simon’s balance sheet, in the uncertain event that Simon may be able to obtain some value therefor in a liquidation. Any stockholder who tenders all its Shares in the Offer will not benefit from any increase in Simon’s value that may result if Simon is able to utilize these NOLs or obtain any value therefor in the future.”

(16)  The fifth bullet point under “Special Factors—Position of the Overseas Toys Parties Regarding the Fairness of the Offer—Factors Not Supportive of Our Fairness Determination” of the Offer to Purchase is hereby replaced in its entirety with the following:

“As described in The Tender Offer—Section 12—Conditions to the Offer, the Offer is subject to the condition that we may terminate the Offer if, among other things, (a) the Offer will not be consummated pursuant to its terms on or before December 31, 2010 due to any governmental action or applicable law, or due to any threatened or pending legal proceeding or investigation or (b) pursuant to applicable law or regulation, we are required to extend the Offer to a date that is after December 31, 2010 (other than as a result of our own action or inaction).  The reason for this condition is that if the Offer is not consummated on or before December 31, 2010, it likely will not constitute a Qualified Offer under the Amended Charter and Simon may thus be subject to mandatory liquidation pursuant to the Amended Charter.”

(17)  The following are hereby added as new bullet points immediately after the final bullet point under “Special Factors—Position of the Overseas Toys Parties Regarding the Fairness of the Offer—Factors Not Supportive of Our Fairness Determination” of the Offer to Purchase:

“To the knowledge of the Overseas Toys Parties, the Independent Directors have not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the Offer or, except for the retention of Greif & Co. (“Greif”) described in ‘Special Factors—Position of the Overseas Toys Parties Regarding the Fairness of the Offer—Factors Not Considered,’ to prepare a report concerning the fairness of the transaction.

“The Overseas Toys Parties have made no provision in connection with the Offer to grant unaffiliated stockholders access to the corporate or personal files of any of the Overseas Toys Parties or to obtain counsel or appraisal services at the expense of any of the Overseas Toys Parties.”

(18)  The first, second, third, fourth and fifth paragraphs under “Special Factors—Position of the Overseas Toys Parties Regarding the Fairness of the Offer—Factors Not Considered” of the Offer to Purchase are hereby replaced in their entirety with the following:

“In reaching their conclusion as to the fairness of the Offer to Simon’s unaffiliated stockholders, the Overseas Toys Parties considered only the liquidation value of Simon and other factors identified above, and did not consider Simon’s going concern value, historical market prices, purchase prices paid in previous purchases of Shares by Overseas Toys or Simon (including the $0.35 price per Share paid by Simon pursuant to the Stock Repurchase Agreement), or any firm offers made by any third party to acquire Simon during the past two years. The Overseas Toys Parties did not consider such factors in considering the fairness of the Offer to Simon’s unaffiliated stockholders, because liquidation value (rather than these other methods of determining value) is the contractually specified standard for establishing the Offer price as set forth in the Recapitalization Agreement (and as required, by reference thereto, under the Amended Charter).

“The Overseas Toys Parties also did not consider going concern value as a factor in determining the fairness of the Offer to Simon’s unaffiliated stockholders because Simon has not had an operating business for eight years and would be required to liquidate following the Termination Date in accordance with the provisions of the Amended Charter if the Offer is not consummated.

“We also did not consider historical market prices in making our fairness determination with respect to Simon’s unaffiliated stockholders because the Overseas Toys Parties do not currently intend to complete a short-form merger following consummation of the Offer and because stockholders who do not want Simon to be liquidated and do not want to sell their Shares may maintain their respective investments in Simon and their ability to sell such Shares in the market or otherwise following consummation of the Offer. The Offer price represents premiums of approximately 12.5% over both the closing price and the 50-day moving average closing price of the Shares as reported on the Pink Sheets on October 22, 2010, the trading day preceding the public announcement of the October 22nd Letter and the approval of the Board and the Independent Directors of the Liquidation Value proposed therein for purposes of determining Liquidation Value under the Recapitalization Agreement. Overseas Toys did state current market prices for the Shares in its October 13th Letter to the Board solely to put its offer in a context customary for cash tender offers, however, the October 13th Letter was superseded in its entirety by the October 22nd Letter. We also looked at current market prices as an indication of whether the quotations for the Shares, although very limited and therefore of uncertain usefulness, could be thought to reflect the trading parties’ estimation of the liquidation value of Simon. As indicated above, however, Overseas Toys’ determination of the Offer price was based solely on its calculation of liquidation value.

“The Overseas Toys Parties have not purchased any Shares in Simon in the past two years. The Overseas Toys Parties did not consider the price paid to Everest under the Stock Repurchase Agreement to be relevant in making our fairness determination with respect to Simon’s unaffiliated stockholders because, among other things, (i) there was no contractual obligation for that price to be determined by liquidation value, as is required with respect to the Offer, and (ii) Simon expended approximately $1.5 million of additional cash resources from the date of the Stock Repurchase Agreement through November 1, 2010 (not including amounts spent to repurchase the Shares held by Everest pursuant to the Stock Repurchase Agreement).

“The Overseas Toys Parties are also not aware of any firm offers made by any third party to acquire Simon during the past two years. Accordingly, third-party offers were not considered in reaching the conclusion of the Overseas Toys Parties as to fairness to Simon’s unaffiliated stockholders. In addition, there is the potential for Simon to sign a letter of intent for a Business Combination on or before December 31, 2010, which independently of the Offer would cause Simon to avoid mandatory liquidation. However, we did not consider that possibility to be likely under the circumstances, and did not consider such an occurrence to be likely to take place on or before December 31, 2010.”

(19)  The following is hereby added between the penultimate and the last paragraphs under “Special Factors—Position of the Overseas Toys Parties Regarding the Fairness of the Offer—Factors Not Considered” of the Offer to Purchase:

“As described in the Schedule 14D-9, the Special Committee retained Greif to render an opinion to the Special Committee as to the fairness, from a financial point of view, to the unaffiliated stockholders of the Offer price to be paid to such holders in the Offer.  On November 10, 2010, Greif rendered its oral opinion to the Special Committee, subsequently confirmed in writing, that as of such date, and based upon the assumptions, procedures, factors, qualifications and limitations set forth therein, the $0.27 per Share in cash to be received by the unaffiliated stockholders who tender their Shares in the Offer was unfair, from a financial point of view, to such holders.  As noted in the Schedule 14D-9, however, Greif’s opinion is predicated in part on its assumption that Simon will consummate a transaction that will allow it to realize the full value of the NOLs.  The Special Committee also noted that there can be no assurance that Simon will be able to consummate such a transaction, or that if such a transaction were to be consummated, that the holders of Shares prior to the consummation of such transaction would receive per-Share consideration greater than the Offer price.  For the reasons set forth in the Schedule 14D-9, the Special Committee determined not to grant undue weight to Greif’s opinion and instead decided to consider the opinion in conjunction with the other factors described in the Schedule 14D-9.  Although the Overseas Toys Parties did not consider the Greif opinion in reaching their conclusion as to the fairness of the Offer to the unaffiliated stockholders, the Overseas Toys Parties urge all holders of Shares to read and consider the Schedule 14D-9 (including the Greif opinion and all other annexes and exhibits thereto) in its entirety before making their respective decision whether to tender any Shares in the Offer or whether to withdraw any Shares already tendered.”

(20)  The first paragraph under “Special Factors—Reports, Opinions or Appraisals” of the Offer to Purchase is hereby replaced in its entirety with the following:

“The Overseas Toys Parties did not commission any report, opinion or appraisal from any outside party with respect to the Offer.  The Overseas Toys Parties determined that no such report, opinion or appraisal would be necessary to enable them to calculate the Liquidation Value, as required pursuant to the Amended Charter and the Recapitalization Agreement, from the information set forth in Simon’s financial statements included in its most recent public filings with the Commission.  None of the Overseas Toys Parties has received any report, opinion or appraisal from any outside party that is materially related to the Offer.  To the knowledge of the Overseas Toys Parties after reasonable inquiry, neither Simon nor any of its affiliates, has received any report, opinion or appraisal from any outside party that is materially related to the Offer, except for the Greif opinion described in ‘Special Factors—Position of the Overseas Toys Parties Regarding the Fairness of the Offer—Factors Not Considered’ and in the Schedule 14D-9 (and a copy of which is attached as Annex II thereto), and as follows:”

(21)  The third sub-bullet point under the first bullet point under “Special Factors—Purpose and Structure of the Offer; Our Reasons for the Offer” of the Offer to Purchase is hereby replaced in its entirety with the following:

“The Offer is not subject to any financing or due diligence contingency or subject to any conditions other than conditions that are reasonable and customary for similar transactions and that the Offer comply with all applicable laws and regulations. Accordingly, the primary condition we have placed on the Offer is that, as described in The Tender Offer—Section 12—Conditions to the Offer, we may terminate the Offer if, among other things, (a) the Offer will not be consummated pursuant to its terms on or before December 31, 2010 due to any governmental action or applicable law, or due to any threatened or pending legal proceeding or investigation or (b) pursuant to applicable law or regulation, we are required to extend the Offer to a date that is after December 31, 2010 (other than as a result of our own action or inaction). The reason for this condition is that if the Offer is not consummated on or before December 31, 2010, it likely will not constitute a Qualified Offer under the Amended Charter and Simon may thus be subject to mandatory liquidation pursuant to the Amended Charter.”

(22)  The sole paragraph under “Special Factors—Appraisal Rights; Rule 13e-3—Rule 13e-3” of the Offer to Purchase is hereby replaced in its entirety with the following:

“Because the Overseas Toys Parties are affiliates of Simon, the transactions contemplated herein constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning Simon and certain information relating to the fairness of the Offer to Simon’s unaffiliated stockholders, any subsequent merger that may be effected following the consummation of the Offer and the consideration offered to minority stockholders be filed with the Commission and disclosed to minority stockholders prior to consummation of the Offer and any such merger. We have provided such information, to the extent applicable, in this Offer to Purchase and a tender offer statement on Schedule TO and the exhibits thereto filed with the Commission.”

(23)  Footnote (a) to the table under “Special Factors—Security Ownership of Certain Beneficial Owners” in the Offer to Purchase is hereby replaced in its entirety with the following:

“Overseas Toys directly beneficially owns 37,940,756 Shares. None of the other Overseas Toys Parties directly beneficially own any Shares. By virtue of the relationships of the Overseas Toys Parties described in this Offer, each of the Overseas Toys Parties other than Overseas Toys may be deemed to indirectly beneficially own the 37,940,756 Shares directly beneficially owned by Overseas Toys.”

(24)  The first and second paragraphs under “Special Factors—Transactions and Arrangements Concerning the Shares” of the Offer to Purchase are hereby replaced in their entirety with the following:

“No transactions in the Shares have been effected during the past 60 days by (i) the Overseas Toys Parties, (ii) the executive officers, directors, controlling persons or any associates or majority-owned subsidiaries (other than Simon) of the Overseas Toys Parties and any executive officers or directors of such subsidiaries or (iii) Simon.  To the knowledge of the Overseas Toys Parties after reasonable inquiry, no transactions in the Shares have been effected during the past 60 days by any executive officers, directors, controlling persons (other than the Overseas Toys Parties) and any associates of Simon.

“No purchases of Shares were made by the Overseas Toys Parties during the past two years. No purchases of the Shares were made by Simon during the past two years, except for the purchase of 3,589,201 Shares at a price of $0.35 per Share on April 26, 2010 pursuant to the Stock Repurchase Agreement, as described in ‘Special Factors—Background—Equity Repurchases by Simon.’”

(25)  The penultimate and last paragraphs under “Special Factors—Transactions and Arrangements Concerning the Shares” of the Offer to Purchase are hereby replaced in their entirety with the following:

“During the past two years, Simon has not made any underwritten public offering of the Shares that was (i) registered under the Securities Act of 1933, as amended (the ‘Securities Act’), or (ii) exempt from registration under the Securities Act. None of the Overseas Toys Parties or any of their respective affiliates, officers or representatives has made or hereby makes any recommendation as to whether any of Simon’s stockholders should tender their respective Shares in this Offer. To the knowledge of the Overseas Toys Parties, none of Simon, its executive officers, directors or affiliates has made any public recommendation with respect to the Offer.  Simon’s Board has empowered the Special Committee to consider the merits of the Offer and, on November 15, 2010, the Company filed the Schedule 14D-9 with the Commission stating, among other things, that the Special Committee is expressing no opinion to Simon’s stockholders and is remaining neutral with respect to the Offer.

“No executive officer, director or controlling person of the Overseas Toys Parties currently holds of record or beneficially owns any Shares (other than the Shares owned by Overseas Toys which are not subject to the Offer), and accordingly, such officers, directors and controlling persons do not hold or beneficially own any Shares that are eligible to be tendered in the Offer.  To the knowledge of the Overseas Toys Parties after reasonable inquiry, no executive officer, director or affiliate of Simon currently intends to tender any Shares held of record or beneficially owned by such person in the Offer, including any Shares such person has the right to purchase by exercising stock options.  To the knowledge of the Overseas Toys Parties after reasonable inquiry, the stated reason for such current intention by such persons that currently own Shares (or have the right the right to purchase Shares by exercise of stock options) is that they believe that Simon may at some point in the future engage in a transaction that may result in additional value to Simon’s stockholders.  However, no such transaction has been identified and there can be no assurance that any such transaction will be identified, proposed or consummated.”

(26)  The first sentence of the sole paragraph under “Special Factors— Interests of Certain Persons in the Offer— Interlocking Directors and Officers “of the Offer to Purchase is hereby replaced in its entirety with the following:

“In considering the Offer and any position taken by Simon with respect to the Offer, stockholders should be aware that certain officers and directors of the Overseas Toys Parties and Simon have interests in the Offer which may present them with certain actual or potential conflicts of interest in determining the fairness of the Offer to Simon’s unaffiliated stockholders.”

(27)  The first paragraph under “The Tender Offer—Section 2—Acceptance for Payment and Payment for Shares” of the Offer to Purchase is hereby replaced in its entirety with the following:

“Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, all Shares validly tendered on or prior to the Expiration Date and not properly withdrawn, promptly after the Expiration Date. If we desire to delay payment for Shares accepted for payment pursuant to the Offer, and such delay would otherwise be in contravention of Rule 14e-1 of the Exchange Act, we will otherwise extend the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC (a “Book-Entry Confirmation”) pursuant to the procedures set forth in ‘—Section 3—Procedures For Tendering Shares,’ (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.”

(28)  The third paragraph under “The Tender Offer—Section 2—Acceptance for Payment and Payment for Shares” of the Offer to Purchase is hereby replaced in its entirety with the following:

“If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in ‘—Section 3—Procedures For Tendering Shares,’ such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.”

(29)  The first paragraph under “The Tender Offer—Section 7—Certain Information Concerning Simon” of the Offer to Purchase is hereby replaced in its entirety with the following:

“The information concerning Simon contained in this Offer to Purchase has been taken from or based upon documents and records on file with the Commission and other public sources and is qualified in its entirety by reference thereto. We have no knowledge that any such information contains any misstatements or omissions, although we have not independently verified such information.”

(30)  The first sentence of the first paragraph under “The Tender Offer—Section 7—Certain Information Concerning Simon—Financial Information” in the Offer to Purchase is hereby replaced in its entirety with the following:

“The following table sets forth summary historical consolidated financial data for Simon as of and for each of the fiscal years ended December 31, 2008 and 2009 and the six month fiscal periods ended June 30, 2009 and June 30, 2010, which has been excerpted or derived from the audited financial statements contained in Simon’s annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) and the unaudited financial statements contained in Simon’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2010 (the “Form 10-Q”).”

(31)  The following is hereby added at the end of “The Tender Offer—Section 7—Certain Information Concerning Simon—Financial Information” in the Offer to Purchase:

“The following table sets forth summary historical consolidated financial data for Simon as of and for each of the nine month fiscal periods ended September 30, 2009, which has been excerpted or derived from the unaudited financial statements contained in Simon’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2010 (the “Third Quarter Form 10-Q”). This data should be read in conjunction with the consolidated financial statements and other financial information contained in the Form 10-K and the Third Quarter 10-Q, including the notes thereto. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operations) and other documents filed by Simon with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the Commission in the manner set forth below. The financial statements included as Item 1 Part 1 of the Third Quarter Form 10-Q are hereby incorporated by reference in this Offer to Purchase. See ‘— Available Information’ below.’

	Nine Months Ended September 30,
(in 000s, except per share data)	2010	2009
Statement of Operations Data:
Revenues	$0	$0
Net Income/(loss) from continuing operations	(1,487)	(1,502)
Net Income/(Loss)	(1,580)	(1,509)
Net Income/(Loss) Available to Common Stockholders	(1,580)	(1,509)
Basic Earnings per Share:
From Continuing Operations	$(0.03)	$(0.03)
From Discontinuing Operations	$0.00	$0.00
Net Income/(Loss) per share available to Common Stockholders	$(0.03)	$(0.03)
Book Value per Share(1)	$0.23	$0.28
Diluted Earnings per Share:
From Continuing Operations	$(0.03)	$(0.03)
From Discontinuing Operations	$0.00	$0.00
Net Income/(Loss) per share available to Common Stockholders	$(0.03)	$(0.03)
Balance Sheet Data (at end of period):
Cash and Cash Equivalents	12,157	15,290
Working Capital	11,320	14,726
Total Assets	12,727	16,088
Total Liabilities	881	804
Stockholders’ Equity	11,846	15,284

(1)  Book value per Share is not a term defined by generally accepted accounting principles.  Book value per Share is calculated by dividing stockholders’ equity by the number of Shares outstanding.”

(32)  The first paragraph under “The Tender Offer—Section 12—Conditions to the Offer” of the Offer to Purchase is hereby replaced in its entirety with the following:

“Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) our rights to extend and amend the Offer at any time in our sole discretion, we shall not be required to accept for payment, purchase or pay for, subject to any applicable rule and regulation of the Commission, including Rule 14e-1(c) under the Exchange Act, and may delay the acceptance for payment of, or, subject to the restriction referred to above, the payment for, any tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Offer), and may terminate the Offer as to any Shares not then paid for, if at any time during the period from November 1, 2010 to and including the Expiration Date (except with respect to those conditions related to the receipt of governmental regulatory approvals, which may be asserted or waived at any time prior to the time of payment for any Shares), any of the following events shall occur:”

(33)  Subparagraph (b) under the first paragraph under “The Tender Offer—Section 12—Conditions to the Offer” of the Offer to Purchase is hereby replaced in its entirety with the following:

“(b) there shall (A) be threatened or pending any suit, claim, action, proceeding, hearing, notice of violation, demand letter or an investigation initiated, filed or conducted, (B) be any statute, rule, regulation, judgment, order or injunction applicable to the Offer, rendered applicable to the Offer, promulgated, entered, enforced, enacted, delivered or issued by any domestic, federal or state governmental, regulatory or administrative agency or authority or court or legislative body or commission which, in the case of (A) or (B), (i) seeks to prohibit or impose any material limitations on any Overseas Toys Party’s ownership, control or operation of all or a material portion of the businesses or assets of Simon, (ii) seeks to prohibit or make illegal the acceptance for payment, payment for or the purchase of Shares or the consummation of the Offer, (iii) will delay or otherwise restrict our ability, or render us unable, or make it impracticable for us, to accept for payment, pay for or purchase some or all of the Shares on or before December 31, 2010 or otherwise prevents or restricts, or seeks to prevent or restrict, our ability to consummate the Offer on or before December 31, 2010, (iv) seeks to impose material limitations on any Overseas Toys Party’s ability effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to Simon’s stockholders, (v) seeks to require material divestiture by any Overseas Toys Party or their affiliates of Shares, (vi) seeks to compel any Overseas Toys Party, their affiliates, or Simon to dispose of material portions of the business, assets or properties of Simon, any Overseas Toys party or their affiliates or (vii) challenges or seeks to enjoin or prohibit (or seeks damages for) the acquisition by any Overseas Toys Party of the Shares;”

(34)  Subparagraph (c) under the first paragraph under “The Tender Offer—Section 12—Conditions to the Offer” of the Offer to Purchase is hereby replaced in its entirety with the following:

“(c) pursuant to applicable law or regulation, Overseas Toys shall be required to extend the Offer to a date that is after December 31, 2010; provided that actions or inactions of any Overseas Toys Party, including raising the Offer price, that result in circumstances that would otherwise constitute a failure of this condition shall not constitute a failure of this condition;”

(35)  The penultimate paragraph under “The Tender Offer—Section 12—Conditions to the Offer” of the Offer to Purchase is hereby replaced in its entirety with the following:

“The foregoing conditions are for our and our affiliates’ sole benefit (other than Simon) and may be asserted or waived by us, in whole or in part, in our sole discretion at any time on or prior to the Expiration Date subject to the applicable rules and regulations of the Commission, except with respect to those conditions related to the receipt of governmental regulatory approvals, which may be asserted or waived at any time prior to the time of payment for any Shares. The failure by us at any time to exercise our rights under such conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any such time subject to the applicable rules and regulations of the Commission.”

(36)  Instruction 4 to the Letter of Transmittal is hereby replaced in its entirety with the following:

“4.    Partial Tenders (Not Applicable to Stockholders Who Tender by Book-Entry Transfer). If fewer than all the Shares evidenced by any Certificate submitted to the Depositary herewith are to be tendered, fill in the number of Shares that are to be tendered in the box entitled ‘Number of Shares Tendered.’ In such case, new Certificate(s) evidencing the remainder of the Shares that were evidenced by the old Certificate(s) delivered to the Depositary herewith will be issued in the name of and sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the boxes entitled ‘Special Payment Instructions’ and/or ‘Special Delivery Instructions,’ promptly after the Expiration Date. All Shares evidenced by the Certificates delivered to the Depositary will be deemed to have been tendered, unless the tendering stockholder indicates otherwise.”

(37)  Instruction 9 to the Letter of Transmittal is hereby replaced in its entirety with the following:

“9.    Waiver of Conditions.    Subject to the terms of the Offer to Purchase, Overseas Toys reserves the right in its sole discretion to waive, in whole or in part, any of the specified conditions of the Offer or any defect or irregularity in tender with regard to any Shares tendered at any time on or prior to the Expiration Date, subject to the applicable rules and regulations of the Commission, except with respect to those conditions related to the receipt of governmental regulatory approvals, which may be waived at any time prior to the time of payment for any Shares.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMENDMENT TO SCHEDULE TO AND SCHEDULE 13E-3

OVERSEAS TOYS, L.P.
By: Multi-Accounts, LLC
Its: General Partner

By: OA3, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Its: Managing Member

MULTI-ACCOUNTS, LLC
By: OA3, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
Its: Managing Member

OA3, LLC
By:	/s/ Ronald W. Burkle
Its: Managing Member

/s/ Ronald W. Burkle
Ronald W. Burkle

Date: November 19, 2010